February 4, 2020

Nadav Kidron
President and Chief Executive Officer
Oramed Pharmaceuticals Inc.
1185 Avenue of the Americas, Suite 228
New York, New York 10036

       Re: Oramed Pharmaceuticals Inc.
           Registration Statement on Form S-3
           Filed January 31, 2020
           File No. 333-236194

Dear Mr. Kidron:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Oded Har-Even